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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G






                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            Evergreen Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    299900308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ X ]    Rule 13d-1(b)

                  [   ]    Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                PAGE 1 OF 4 PAGES


-----------------------------------------                                        --------------------------------------
CUSIP No.   299900308                                      13G                   Page  2  of  4  Pages

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Mutual Life Insurance Company
           I.R.S. No. 04-1414660

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Commonwealth of Massachusetts

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 2,358,376:  905,660  shares owned  directly by John
                             Hancock Mutual Life Insurance Company and 1,452,716
                             shares   owned   by  its   indirect,   wholly-owned
                             subsidiary,    John   Hancock   Energy    Resources
                             Management, Inc.

                     -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  2,358,376:  905,660  shares owned  directly by John
                             Hancock Mutual Life Insurance Company and 1,452,716
                             shares   owned   by  its   indirect,   wholly-owned
                             subsidiary,    John   Hancock   Energy    Resources
                             Management, Inc.

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-

---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,358,376:  905,660 shares owned directly by John Hancock Mutual Life
           Insurance Company and 1,452,716 shares owned by its indirect, wholly-owned subsidiary, John Hancock Energy Resources Management,
           Inc.

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           22.1%: 8.5% directly by John Hancock Mutual Life Insurance Company and 13.6% by its indirect, wholly-owned subsidiary, John Hancock
           Energy Resources Management, Inc.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IC, IA

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 4 PAGES

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

         Attention: Intentional misstatements or omissions of fact constitute
                    Federal criminal violations (See 18 U.S.C. 1001)

         Item 1(a)    Name of Issuer:
                      Evergreen Resources, Inc.

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      1401 17th Street
                      Suite 1200
                      Denver, CO   80202

         Item 2(a)    Name of Person Filing:
                      This filing is made on behalf of John Hancock Mutual Life Insurance Company ("JHMLICO").

         Item 2(b)    Address of the Principal Offices:
                      The principal business office of JHMLICO is located at John Hancock Place, P.O. Box 111, Boston, MA 02117.

         Item 2(c)    Citizenship:
                      JHMLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

         Item 2(d)    Title of Class of Securities:
                      Common Stock

         Item 2(e)    CUSIP Number:
                      299900308

         Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      JHMLICO:      (c) (X) Insurance Company as defined in
                                            ss.3(a)(19) of the Act.

                                    (e) (X) Investment  Adviser  registered
                                            under   ss.203  of  the   Investment
                                            Advisers Act of 1940.

         Item 4       Ownership:

                      (a) Amount Beneficially Owned: JHMLICO has beneficial ownership of 2,358,376 shares of Common Stock:
                             905,660 shares owned directly by JHMLICO and 1,452,716 shares owned by its indirect, wholly-owned subsidiary, John Hancock Energy Resources Management, Inc. ("JHERM") including JHERM's Warrants to purchase Common Stock, exercisable now for 200,000 shares.

                      (b)    Percent of Class:  22.1%


                                PAGE 3 OF 4 PAGES

                      (c) (i)       sole power to vote or to direct the vote:
                                    JHMLICO  has sole power to vote or to direct
                                    the vote of the 905,660  shares as discussed
                                    in  Item  4(a)   above.   JHERM  has  direct
                                    beneficial   ownership   of  its   1,452,716
                                    shares.

                             (ii)   shared power to vote or to direct the
                                    vote:   -0-

                             (iii)  sole  power  to  dispose  or to  direct  the
disposition:
                                    JHMLICO has sole power to dispose or to direct the disposition of the 905,660 shares as discussed in Item 4(a) above. JHERM has direct beneficial ownership of its 1,452,716 shares.

                             (iv)   shared power to dispose or to direct the
                                    disposition of:   -0-

         Item 5       Ownership of Five Percent or Less of a Class:
                      Not applicable.

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person:   Not applicable.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not applicable.

         Item 8       Identification and Classification of Members of the Group:
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      Not applicable.

         Item 10      Certification:
                      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  John Hancock Mutual Life Insurance Company
                                  By:      /s/Barry E. Welsh
                                           -------------------------------------
                                  Name:    Barry E. Welsh
Dated: January 28, 1999           Title:   Second Vice President



                                PAGE 4 OF 4 PAGES